Exhibit 99.1

2013-01-03	Corporations Canada 9th floor, Jean Edmonds Towers South 365 Laurier Avenue West Ottawa, Ontario K1A 0C8	Corporations Canada 9e étage, Tour Jean-Edmonds sud 365, avenue Laurier ouest Ottawa (Ontario) K1A 0C8

Corporation Number:	236237-6
Numéro de société :

Request Received:	2012-12-27
Date de réception de la demande :

Request ID:	5638447
Numéro de la demande :

Your Reference:
Votre référence :

Please find enclosed the Certificate of Amendment issued under the Canada Business Corporations Act (CBCA) and related documents for Algonquin Power & Utilities Corp. Please ensure that these documents are kept with the corporate records.

The issuance of this certificate will be listed in Corporations Canada's online Monthly Transactions report. You can access the report on the Corporations Canada website.

Please ensure that the corporation is aware of all of its ongoing reporting obligations by referring to our pamphlet, Keeping Your Corporation in Good Standing, available on our website or by contacting Corporations Canada.

If you require additional information, please contact Corporations Canada.

Vous trouverez ci-joint le certificat de modification émis en vertu de la Loi canadienne sur les sociétés par actions (LCSA) ainsi que les documents connexes relativement à Algonquin Power & Utilities Corp. Veuillez vous assurer de le conserver avec les livres de la société.

L'émission de ce certificat sera rapportée dans notre prochain rapport mensuel de transactions. Vous pouvez consulter le rapport dans le site Web de Corporations Canada.

Veuillez vous assurer que la société est informée de toutes ses obligations de déclaration. Vous pouvez consulter la brochure Maintenir votre société en conformité, ci-jointe ou disponible en ligne, pour connaître les obligations de déclaration de la société.

Si vous avez besoin de plus d'information, veuillez communiquer avec Corporations Canada.

Telephone / Téléphone 1-866-333-5556	Email / Courriel corporationscanada@ic.gc.ca	Website / Site Web www.corporationscanada.ic.gc.ca	1 / 1

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Algonquin Power & Utilities Corp.
Corporate name / Dénomination sociale

236237-6
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.
JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Marcie Girouard
Director / Directeur

2013-01-01
Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Articles of Amendment
(Section 27 or 177 of the Canada Business Corporations Act (CBCA))
Form 4

Instructions		1	Corporation name
3	Any changes in the articles of the corporation must be		Algonquin Power & Utilities Corp.
made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name		2	Corporation number
(including the addition of the English or French version of the corporate name), the new name must comply with sections 10		2|3|6|2|3|7|-|6
and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a
Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by		3	The articles are amended as follows: (Please note that more than one section can be filled out)

Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

		A:	The corporation changes its name to:
4	Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the Privacy Act. However, public disclosure pursuant to section 266 of the CBCA is permitted under thePrivacy Act.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-868-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

•    Corporations Canada Online Filing Centre: $200

•    By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Changes of registered office address and/or mailing address:

Complete and file Change of Registered Office Address
(Form 3).

Changes of directors or changes of a director’s address:

Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

		B:	The corporation changes the province or territory in Canada where the registered office is situated to: (Do not indicate the full address)
		C:	The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options)
			minimum:	maximum:
D:

Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

The articles of the Corporation are amended by creating a fixed number of a new series of Preferred Shares designated as Series C Preferred Shares, so that the Corporation is authorized to issue:

(i) an unlimited number of Common Shares;
(ii) an unlimited number of Preferred Shares, issuable in series;
(iii) 4,800,000 Series A Shares;
(iv) 4,800,000 Series B Shares; and
(v) 100 Series C Shares.

The Schedule A annexed to these articles, is incorporated into this form.

File documents online: Corporations Canada Online
	4	Declaration
Filing Centre:	I hereby certify that I am a director or an officer of the corporation.
www.corporationscanada.ic.gc.ca

Or send documents by mail:	SIGNATURE
Director General,
Corporations Canada		David Bronicheski	(905) 465-4512
Jean Edmonds Tower South 9th Floor	PRINT NAME		TELEPHONE NUMBER
365 Laurier Ave. West Ottawa ON K1A OC8
By Facsimile: 613-941-0999

  Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Schedule “A”

III.1	The rights, privileges, restrictions and conditions attaching to the Series C Shares are as follows:

(a)	Voting Rights - Subject to the Canada Business Corporations Act (the “Act”), the holders of the Series C Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

(b)	Dividends - Subject to the Act, the holders of the Series C Shares shall in each financial year of the Corporation in the discretion of the directors, but always in preference and priority to any payment of dividends on the Common Shares, be entitled to cumulative dividends at the rate of 1% per share of the amounts set out in the table below, payable in four (4) equal quarterly installments on April 1, July 1, October 1 and January 1 (of the following year) in each year, except in 2031, in which case the dividend will be payable in two (2) equal quarterly installments on April 1 and June 19, 2031, and no dividends shall be paid or set apart for payment upon the Common Shares and the shares of any other class ranking junior to the Preferred Shares unless all cumulative dividends on the Series C Shares shall have been declared and paid or set aside for payment. Dividend payments will be made to the holder of record of the Series C Shares of record on the last day of each calendar quarter, except for the last dividend payment which shall be made to the holder of record on June 19, 2031. The holders of the Series C Shares shall not be entitled to any dividends other than as provided for herein. Dividends shall accrue on the Series C Shares from the date of issue unless the directors shall otherwise determine. The Series C Shares rank senior to the Common Shares and rank on a parity with every other series of Preferred Shares as to dividends.

	Base Div.	Base Quarterly Dividends (Assumes 0%CPI)
Year	0%CPI	Q1	Q2	Q3	Q4

2012	$539,211	$134,803	$134,803	$134,803	$134,803
2013	$787,133	$196,783	$196,783	$196,783	$196,783
2014	$1,038,559	$259,640	$259,640	$259,640	$259,640
2015	$989,327	$247,332	$247,332	$247,332	$247,332
2016	$852,805	$213,201	$213,201	$213,201	$213,201
2017	$792,240	$198,060	$198,060	$198,060	$198,060
2018	$977,500	$244,375	$244,375	$244,375	$244,375
2019	$1,136,965	$284,241	$284,241	$284,241	$284,241
2020	$1,127,510	$281,878	$281,878	$281,878	$281,878
2021	$1,124,554	$281,139	$281,139	$281,139	$281,139
2022	$1,126,178	$281,545	$281,545	$281,545	$281,545
2023	$1,333,509	$333,377	$333,377	$333,377	$333,377
2024	$1,517,605	$379,401	$379,401	$379,401	$379,401
2025	$1,505,774	$376,444	$376,444	$376,444	$376,444
2026	$1,332,566	$333,142	$333,142	$333,142	$333,142
2027	$1,254,096	$313,524	$313,524	$313,524	$313,524
2028	$1,269,734	$317,434	$317,434	$317,434	$317,434
2029	$1,285,793	$321,448	$321,448	$321,448	$321,448
2030	$1,302,098	$325,524	$325,524	$325,524	$325,524
2031	$575,900	$287,950	$287,950	na	na

The actual annual aggregate dividends for all Series C Shares for any year will be the applicable base dividend as set out in the table above multiplied by the CPI Factor for such year, with such dividends being paid in equal quarterly installments.  For purposes hereof, “CPI Factor” equals the annual average CPI for the year immediately preceding the year in respect of which an actual annual dividend is calculated, as published by Statistics Canada, divided by CPI for the 2010 year (which is 116.5).  As further reference, the applicable annual average CPI published for 2011 was 119.9.  To illustrate, the CPI Factor for purposes of the 2012 actual annual dividend would therefore be 119.9 divided by 116.5 equalling 1.0292.

The source for CPI data is as follows:  http://www.statcan.gc.ca/pub/62-001-x/2012008/t040-eng.htm or such other equivalent source from Statistics Canada (or any successor thereto) to the extent the foregoing source is no longer applicable.

By way of illustration, the following table sets out the sample calculation for actual annual aggregate dividends for all Series C Shares assuming a 2% annual CPI.

	CPI	Base Div	CPI Factor			CPI-Adjusted Quarterly Dividends
Year	Assumption	0% CPI	2010	Prev Year	Effective	Q1	Q2	Q3	Q4

2012	na	$539,211	116.50	119.90	1.03	$138,737	$138,737	$138,737	$138,737
2013	2.0%	$787,133	116.50	122.30	1.05	$206,577	$206,577	$206,577	$206,577
2014	2.0%	$1,038,559	116.50	124.74	1.07	$278,013	$278,013	$278,013	$278,013
2015	2.0%	$989,327	116.50	127.24	1.09	$270,130	$270,130	$270,130	$270,130
2016	2.0%	$852,805	116.50	129.78	1.11	$237,511	$237,511	$237,511	$237,511
2017	2.0%	$792,240	116.50	132.38	1.14	$225,056	$225,056	$225,056	$225,056
2018	2.0%	$977,500	116.50	135.03	1.16	$283,238	$283,238	$283,238	$283,238
2019	2.0%	$1,136,965	116.50	137.73	1.18	$336,033	$336,033	$336,033	$336,033
2020	2.0%	$1,127,510	116.50	140.48	1.21	$339,903	$339,903	$339,903	$339,903
2021	2.0%	$1,124,554	116.50	143.29	1.23	$345,792	$345,792	$345,792	$345,792
2022	2.0%	$1,126,178	116.50	146.16	1.25	$353,217	$353,217	$353,217	$353,217
2023	2.0%	$1,333,509	116.50	149.08	1.28	$426,610	$426,610	$426,610	$426,610
2024	2.0%	$1,517,605	116.50	152.06	1.31	$495,215	$495,215	$495,215	$495,215
2025	2.0%	$1,505,774	116.50	155.10	1.33	5501,182	$501,182	$501,182	$501,182
2026	2.0%	$1,332,566	116.50	158.21	1.36	$452,402	$452,402	$452,402	$452,402
2027	2.0%	$1,254,096	116.50	161.37	1.39	$434,277	$434,277	$434,277	$434,277
2028	2.0%	$1,269,734	116.50	164.60	1.41	$448,486	$448,486	$448,486	$448,486
2029	2.0%	$1,285,793	116.50	167.89	1.44	$463,241	$463,241	$463,241	$463,241
2030	2.0%	$1,302,098	116.50	171.25	1.47	$478,498	$478,498	$478,498	$478,498
2031	2.0%	$575,900	116.50	174.67	1.50	$431,731	$431,731	na	na

(c)	Distribution Rights - In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series C Shares, the holders of the Series C Shares shall rank (a) on a parity with the Preferred Shares of every other series and (b) senior to the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Series C Shares shall be entitled to receive an amount equal to the redemption price plus any accrued and unpaid dividends thereon up to, but excluding, the redemption date. The redemption price for the purposes of this Section III.1(c) shall be equal to the sum of: (a) the face value of each Series C Share, being $53,400 and (b) the net present value of future dividends on the Series C Shares calculated using a discount rate equal to the yield on: (i) 10 year Government of Canada Bonds; or (ii) if the remaining term of the Series C Shares is less than 10 years, the yield on the Government of Canada Bonds closest in maturity to the remaining term of the Series C Shares, in each case, plus 50 bps. The net present value of the future dividends will be calculated by an independent national or international firm of chartered accountants, acceptable to a majority in number of the holders of Series C Shares, acting reasonably, using the table set out in Section III.1(b) above for the amount of the base dividends per annum adjusted for inflation using assumptions considered reasonable by such firm of chartered accountants and applying the appropriate discount rate as set out above. The Corporation shall send a written notice to the holders of Class C Shares of its proposal of a firm of chartered accountants to make the determination and the holders will have ten calendar days thereafter to notify the Corporation of their acceptance or rejection of such firm and the failure by a holder to provide such notice shall be deemed to be acceptance of such firm and if a majority of the holders accept such firm, it shall be deemed to be accepted by all such holders. The cost of preparing such calculation shall be borne by the Corporation. The foregoing amount shall be paid before any amount is paid or any assets of the Corporation are distributed to the holders of any shares of the Corporation ranking junior as to capital to the Series C Shares. Upon payment to the holders of the Series C Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

(d)	Redemption on Certain Corporate Transactions

(i)	General. In the event that the Corporation is a party to a transaction which results in the Common Shares or securities issued in exchange for such Common Shares not being listed on the Toronto Stock Exchange, TSX Venture Exchange, New York Stock Exchange, American Stock Exchange, NASDAQ or London Stock Exchange, subject to the Act, the holder shall have the option to require the Corporation to redeem all but not less than all of the issued Series C Shares registered in the name of such holder on the books of the Corporation, at the redemption price plus any accrued and unpaid dividends thereon up to, but excluding, the redemption date. The redemption price for the purposes of this Section III.1(d) shall be equal to the sum of (a) the face value of each Series C Share, being $53,400 and (b) the net present value of future dividends on the Series C Shares calculated using a discount rate equal to the yield on: (i) the 10 year Government of Canada Bonds; or (ii) if the remaining term of the Series C Shares is less than 10 years, the yield on the Government of Canada Bonds closest in maturity to the remaining term of the Series C Shares, in each case, plus 200 basis points (“bps”). The net present value of the future dividends will be calculated by an independent national or international firm of chartered accountants acceptable to a majority in number of the holders of Series C Shares, acting reasonably, using the table set out in Section III.1(b) above for the amount of the base dividends per annum adjusted for inflation using assumptions considered reasonable by such firm of chartered accountants and applying the appropriate discount rate as set out above. The Corporation shall send a written notice to the holders of Class C Shares of its proposal of a firm of chartered accountants to make the determination and the holders will have ten calendar days thereafter to notify the Corporation of their acceptance or rejection of such firm and the failure by a holder to provide such notice shall be deemed to be acceptance of such firm and if a majority of the holders accept such firm, it shall be deemed to be accepted by all such holders. The cost of preparing such calculation shall be borne equally by the Corporation and the holders of Series C Shares whose shares are being redeemed.

(ii)	Transaction Notice. The Corporation shall give not less than thirty (30) days’ prior notice in writing of a transaction which will give rise to the redemption option set forth in Section III.1(d)(i) by mailing to each person who at the date of mailing is a registered holder of Series C Shares. Such notice shall be mailed in a prepaid envelope addressed to each such shareholder at such shareholder’s address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such transaction. Such notice shall set out the anticipated closing date of the transaction which date shall also be deemed to be the date of redemption (the "redemption date"), details of the proposed transaction giving rise to the notice, the anticipated redemption price of the shares and the date on which redemption will take place if so elected by the holder. Furthermore the Corporation shall respond to such requests for additional information from the holder regarding the transaction as the holder reasonably requests in order to make its decision regarding whether it will exercise its redemption right.

(iii)	Redemption Notice. A holder of such Series C Shares that would like to exercise its right to redemption shall tender to the Corporation at its registered office a request in writing ("redemption notice") specifying (A) that such holder desires to have all of the Series C Shares registered in the name of such holder redeemed by the Corporation (B) the share certificates, if any, representing the Series C Shares which the registered holder desires to have the Corporation redeem (C) the address to which such payment is to be delivered, provided that if the holder does not indicate an address, the Corporation shall make the payment to such shareholder at such shareholder’s address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder and (D) the business day, which shall be not less than 30 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem such shares (the “redemption date”).

(iv)	Redemption Procedure. On the redemption date, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the shares to be redeemed the applicable redemption price plus any accrued and unpaid dividends thereon up to, but excluding, the redemption date on presentation and surrender, at the registered office of the Corporation or any other place designated in such notice, of the certificates representing the shares so called for redemption. Such payment shall be made by cheque payable at any branch in Canada of a chartered bank or trust company selected by the Corporation.

(v)	Cessation of Rights. From and after the redemption date, the Series C Shares so redeemed shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price of the Series C Shares plus any accrued and unpaid dividends thereon up to, but excluding, the redemption date shall not be made upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(vi)	Deposit of Redemption Price. The Corporation shall have the right, at any time after receipt of the redemption notice, to deposit the redemption price of the Series C Shares to be redeemed or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with any such redemption plus any accrued and unpaid dividends thereon up to, but excluding, the redemption date, in a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and, upon such deposit being made or upon the redemption date, whichever is the later, the Series C Shares in respect of which such deposit shall have been made shall be redeemed and the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total amount so deposited against presentation and surrender of the said certificates held by them respectively, and interest allowed on any such deposit shall belong to the Corporation.

(e)	Redemption at Option of Holder in Event of Failure to Pay Dividends

(i)	General. Subject to the Act, a holder of any Series C Shares shall be entitled, at any time following the failure by the Corporation to declare and pay a dividend on any of the dates set forth herein and provided such dividend has not been declared and paid within seven calendar days of notice of a request for redemption being given, to require the Corporation to redeem all, but not less than all, of the Series C Shares registered in the name of such holder on the books of the Corporation. The redemption price for the purposes of this Section III.1(e) shall be equal to the sum of (a) the face value of each Series C Share, being $53,400 and (b) the net present value of future dividends on the Series C Shares calculated using a discount rate equal to the yield on: (i) 10 year Government of Canada Bonds; or (ii) if the remaining term of the Series C Shares is less than 10 years, the yield on the Government of Canada Bonds closest in maturity to the remaining term of the Series C Shares, in each case, plus 50 bps. The net present value of the future dividends will be calculated by an independent national or international firm of chartered accountants, acceptable to a majority in number of the holders of Series C Shares, acting reasonably, using the table set out in Section III.1(b) above for the amount of the base dividends per annum adjusted for inflation using assumptions considered reasonable by such firm of chartered accountants and applying the appropriate discount rate as set out above.  The Corporation shall send a written notice to the holders of Class C Shares of its proposal of a firm of chartered accountants to make the determination and the holders will have ten calendar days thereafter to notify the Corporation of their acceptance or rejection of such firm and the failure by a holder to provide such notice shall be deemed to be acceptance of such firm and if a majority of the holders accept such firm, it shall be deemed to be accepted by all such holders.  The cost of preparing such calculation shall be borne equally by the Corporation and the holders of Series C Shares whose shares are being redeemed.

(ii)	Notice. A holder of such shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (A) that such holder desires to have all of the Series C Shares registered in the name of such holder redeemed by the Corporation (B) the business day, which shall be not less than 30 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem such shares (the “redemption date”), together with the share certificates, if any, representing the Series C Shares which the registered holder desires to have the Corporation redeem and (C) the address to which such payment is to be delivered, provided that if the holder does not indicate an address, the Corporation shall make the payment to such shareholder at such shareholder’s address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder.

(iii)	Redemption Procedure. Upon receipt of such request and share certificates representing the Series C Shares, the Corporation shall, on the redemption date, redeem such shares by paying to such registered holder an amount equal to the redemption price plus any accrued and unpaid dividends thereon up to, but excluding, the redemption date. Such payment shall be made by cheque payable at any branch in Canada of one of the Corporation’s bankers for the time being.

(iv)	Cessation of Rights. The Series C Shares shall be redeemed on the redemption date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price plus any accrued and unpaid dividends on the Class C Shares up to, but excluding, the redemption date is not made on the redemption date, in which case the rights of the holders of such shares shall remain unaffected.

(f)	Automatic Redemption.

(i)	General. Unless the Corporation has delivered a conversion notice pursuant to Section III.1(g)(ii), subject to the Act, the Corporation shall redeem on June 19, 2031 all but not less than all of the issued Series C Shares, other than those Series C Shares for which a conversion notice has been delivered by the holder pursuant to Section III.1(g)(vi) hereof, on payment for each share to be redeemed of the redemption price of $53,400 plus any accrued and unpaid dividends thereon up to, and including, the redemption date.

(ii)	Notice. The Corporation shall give notice in writing of such redemption on or before May 20, 2031 by mailing to each person who at the date of mailing is a registered holder of the Series C Shares to be redeemed a redemption notice. Such notice shall be mailed in a prepaid envelope addressed to each such shareholder at such shareholder’s address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption.  Such notice shall set out the redemption price of the shares to be redeemed and the date on which redemption is to take place, being June 19, 2031.

(iii)	Redemption Procedure. On the date so specified for redemption in such notice, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the shares to be redeemed in cash the redemption price of $53,400 per share plus any accrued and unpaid dividends thereon up to, and including, the redemption date on presentation and surrender, at the registered office of the Corporation or any other place designated in such notice, of the certificates representing the shares so called for redemption. Such payment shall be made by cheque payable at any branch in Canada of one of the Corporation’s bankers for the time being.

(iv)	Cessation of Rights. After June 19, 2031, the Series C Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price of the Series C Shares plus any accrued and unpaid dividends thereon up to, and including, the redemption date shall not be made upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(v)	Deposit of Redemption Price. The Corporation shall have the right, at any time after the mailing of the redemption notice but in any event not before May 1, 2031, to deposit the redemption price of the Series C Shares so called for redemption or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with any such redemption plus any accrued and unpaid dividends thereon up to, and including, the redemption date in a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series C Shares in respect of which such deposit shall have been made shall be redeemed and the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total amount so deposited against presentation and surrender of the said certificates held by them respectively, and interest allowed on any such deposit shall belong to the Corporation.

(g)	Conversion

(i)	General. Provided that the Common Shares are listed on the Toronto Stock Exchange, TSX Venture Exchange, New York Stock Exchange, American Stock Exchange, NASDAQ or London Stock Exchange, subject to Regulatory Approval, a holder of any Series C Shares shall be entitled, at any time after May 20, 2031 and before June 19, 2031, to convert all, but not less than all of the Series C Shares registered in the name of such holder on the books of the Corporation into Common Shares. The conversion price for the purposes of this Section III.1(g) shall be equal to the face value of each Series C Share, being $53,400 (the “Conversion Price”). Provided that the Common Shares are listed on the Toronto Stock Exchange, TSX Venture Exchange, New York Stock Exchange, American Stock Exchange, NASDAQ or London Stock Exchange, the Corporation shall be entitled to convert all but not less than all of the Series C Shares for which no redemption notice has been delivered before May 20, 2031 by delivering a conversion notice under Section III.1(g)(ii), in which case the Conversion Price shall equal the face value of each Series C Share, being $53,400.

(ii)	Notice. In the case of a conversion by a holder of Series C Shares, a holder of such shares to be converted shall tender to the Corporation at its registered office a request in writing specifying (A) that such holder desires to have all of the Series C Shares registered in the name of such holder converted by the Corporation into Common Shares (B) the business day, which shall be not less than 30 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation convert such shares (the “conversion date”), together with the share certificates, if any, representing the Series C Shares which the registered holder desires to have the Corporation convert and (C) the address to which such shares are to be delivered, provided that if the holder does not indicate an address, the Corporation shall deliver the shares to such shareholder at such shareholder’s address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder. In the case of a conversion by the Corporation, the Corporation shall give notice in writing of such conversion on May 20, 2031 by mailing to each person who at the date of mailing is a registered holder of Series C Shares to be converted a conversion notice. Such notice shall be mailed in a prepaid envelope addressed to each such shareholder at such shareholder’s address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such conversion. Such notice shall set out the Conversion Price of the shares to be converted and the date on which such conversion is to take place, being June 19, 2031.

(iii)	Conversion Procedure. In the case of a conversion by a holder of Series C Shares, upon receipt of such request and share certificates representing the Series C Shares, the Corporation shall, on the conversion date, convert such shares into Common Shares and pay the holder the amount of any accrued and unpaid dividends thereon up to, and including, the conversion date in cash. In the case of a conversion by the Corporation, the Corporation shall have the right, at any time after mailing of the conversion notice, to deposit the share certificates for Common Shares representing the Conversion Price of the Series C Shares to be converted plus a cheque in the amount of any accrued and unpaid dividends on such Series C Shares up to, and including, the conversion date in trust with a trust company in Canada named in such notice to be delivered and paid without interest to or to the order of the respective holders of such shares to be converted upon presentation and surrender to such trust company of the certificates representing the same and, upon such deposit being made or upon the date specified for conversion in such notice, whichever is later, the Series C Shares in respect of which such deposit shall have been made shall be converted into Common Shares and the holders thereof after such deposit or such conversion date, as the case may be, shall be limited to receiving without interest their proportion of the Common Shares and the total amount so deposited against presentation and surrender of the said certificates held by them respectively, and interest allowed on any such deposit shall belong to the Corporation. Subject to Regulatory Approval, such conversion shall be effected by delivery of share certificates for Common Shares in the amount determined as set out in Section III.1(g)(iv) below, provided that in the case of a fractional Common Share, such fractional Common Share shall be rounded to the nearest full share, together with a cheque payable at any branch in Canada of one of the Corporation’s bankers from time to time in respect of any accrued and unpaid dividends.

(iv)	Number of Common Shares. The number of Common Shares to be issued will be equal to the Conversion Price determined as at the conversion date multiplied by the number of Series C Shares held by such holder divided by the sixty (60) day volume weighted average price of the Common Shares on the TSX, provided that if the Common Shares are not then listed on the TSX, then on such stock exchange as may be selected by the board of directors of the Corporation.

(v)	Cessation of Rights. The Series C Shares shall be converted on the conversion date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the Conversion Price plus any accrued and unpaid dividends on the Class C Shares up to, and including, the conversion date is not made on the conversion date, in which case the rights of the holders of such shares shall remain unaffected.

(vi)	If the Corporation provides a redemption notice to a holder of Series C Shares pursuant to Section III.1(f)(ii), the holder may provide a conversion notice to the Corporation pursuant to Section III.1(g)(ii) not less than 10 days prior to the applicable redemption date, in which case the conversion notice will take precedence over such redemption notice and such Series C Shares shall be converted into Common Shares in accordance with this Section III.1(g) on the date specified in the redemption notice.

(h)	Regulatory Approval – For purposes hereof, “Regulatory Approval” means the approval of any regulatory authority having jurisdiction in connection with the conversion of the Series C Shares referred to in Section III.1(g) pursuant to which holders of Series C Shares are to receive Common Shares, including the approval of the TSX if the Common Shares are, at the relevant time, listed on the TSX. The Corporation will use commercially reasonable efforts to obtain such Regulatory Approval in a timely manner.

(i)	Anti Dilution – The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(i)	If and whenever at any time after April 15, 2031 and prior to June 19, 2031 the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable) and of which the denominator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price per Common Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(ii)	If and whenever at any time prior to June 19, 2031, there is a reclassification of the Common Shares or a capital reorganization of the Corporation (other than (i) a subdivision of the outstanding Common Shares into a greater number of shares, (ii) a reduction, combination or consolidation of the outstanding Common Shares into a smaller number of shares, or (iii) the issuance of Common Shares or securities convertible into or exchangeable for Common Shares to holders of substantially all of the outstanding

Common Shares by way of dividend or distribution) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other person or other entity; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other person or other entity or a liquidation, dissolution or winding up of the Corporation, any holder of Series C Shares who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the person or other entity resulting from such merger, amalgamation, arrangement or consolidation, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding up, as the case may be, that such holder of Series C Shares would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the board of directors of the Corporation to give effect to or to evidence the provisions of this Section III.1(i)(ii), the Corporation, its successor, or such purchasing person or other entity as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up enter into an agreement which shall provide, to the extent possible, for the application of the provisions set forth herein with respect to the rights and interests thereafter of the holder of Class C Shares to the end that the provisions set forth herein shall thereafter correspondingly be made applicable, as nearly as may reasonably be practicable, with respect to any shares or other securities or property to which a holder of Class C Shares is entitled on the exercise of its conversion rights thereafter.

(iii)	In any case in which this Section III.1(i) shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of Class C Shares converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder of Class C Shares an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the conversion date or such later date as such holder would, but for the provisions of this Section III.1(i)(iii) have become the holder of record of such additional Common Shares pursuant to this Section III.1(i).

(iv)	The adjustments provided for in this Section III.1(i) are cumulative and shall apply to successive events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section III.1(i)(iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(v)	For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(vi)	In the event of any question arising with respect to the adjustments provided in this Section III.1(i), such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation and acceptable to a majority of the holders of Class C Shares (who may be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the holders of Class C Shares. The Corporation shall send a written notice to the holders of Class C Shares of its proposal of a firm of chartered accountants to make the determination and the holders will have ten calendar days thereafter to notify the Corporation of their acceptance or rejection of such firm and the failure to provide such notice shall be deemed to be acceptance of such firm.

(vii)	In case the Corporation shall take any action affecting the Common Shares other than an action described in this Section III.1(i), which in the opinion of the board of directors of the Corporation would materially adversely affect the rights of the holders of Class C Shares, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors, subject to Regulatory Approval, as the board of directors of the Corporation in their sole discretion may determine to be equitable in the circumstances. Failure of the board of directors of the Corporation to make such an adjustment shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(viii)	Subject to Regulatory Approval, no adjustment in the Conversion Price shall be made in respect of any event described in Section III.1(i)(ii) if the holders of Series C Shares are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Series C Shares prior to the effective date or record date, as the case may be, of such event.

(ix)	Except as stated above in this Section III.1(i), no adjustment will be made in the Conversion Price for any Class C Shares as a result of the issuance of Common Shares at less than the Current Market Price during the period from April 15, 2031 to the conversion date.

(x)	For purposes of this Section III.1(i), “Current Market Price” means the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event (or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the board of directors of the Corporation, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold during such period.

(j)	Specified Amount – For the purposes of subsection 191(4) of the Tax Act, the specified amount for each Series C Share is $238,830.